June 12, 2017

VIA EDGAR

Mr. Roger Schwall Assistant Director Officer of Natural Resources Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 3561 Washington, D.C. 20549

Re:	The Simply Good Foods Company Registration Statement on Form S-4 Filed April 11, 2017, as amended May 15, 2017, and as further amended May 31, 2017 File No. 333-217244

Dear Mr. Schwall:

This letter sets forth responses of The Simply Good Foods Company (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 9, 2017 with respect to the above-referenced Registration Statement on Form S-4 (File No. 333-217244) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 3 to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

1 Greenwich Office Park, 2nd Floor, Greenwich, CT 06831 www.centerviewcapital.com

General

Summary of the Proxy Statement/Prospectus, page 14

Atkins, page 14

Overview, page 14

1.	Staff’s comment: We note your revisions in response to prior comment 2. However, we note retail sales and retail CAGR figures remain at pages 15, 20, 89, 122, and 144. Where these figures appear, please revise to define “retail sales” and identify all sources of the retail sales and CAGR figures. In that regard, we note you previously identified IRI, Nielsen FDMx and Retail Link as sources for certain data. Refer to Rule 408(a) of Regulation C.

Response: In response to the Staff’s comment, we have defined the term “U.S. Multi-Outlet Retail Sales” in the Frequently Used Terms section on page 4 and have also revised the disclosure on pages 20, 21, 87, 88, 91 and 134 to remove certain references to “retail sales.” We have included in the definition the sources of the information presented for “U.S. Multi-Outlet Retail Sales.” The Company respectfully advises the Staff that while it has removed references to “retail sales” elsewhere, it has maintained the concept with respect to the historical growth of Atkins, as the board specifically reviewed the information referenced.

2.	Staff’s comment: We note your disclosure on pages 20 and 89 that “Atkins is a $600 million brand at retail.” From disclosure on page 15; however, you disclose that retail sales of Atkins’ branded frozen meals and retail sales of Atkins’ core nutritional snacking products “generated $548 million in total U.S. multi-outlet retail sales for the fiscal year ended August 2016.” This appears to be the only total of retail sales figures disclosed in the registration statement. Accordingly, please revise your disclosures on pages 20 and 89 or otherwise explain the third party retail sales metrics that tabulate Atkins as a $600 million brand at retail. As the size of the brand at retail is disclosed as a positive reason for the merger that the board considered, please also discuss what information the board had as part of its decision to approve the merger in terms of Atkins’ retail sales metrics.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 20 and 91 to remove the references to a “$600 million brand at retail.”

Summary Historical Financial Information of Atkins, page 25

3.	Staff’s comment: In our prior comment 5 we requested you provide a reconciliation of the non-GAAP measure, Frozen Meals Related EBITDA to the most comparable measure. However, footnote 3 to the table does not include this reconciliation. We reissue prior comment 3. In addition, please clarify what you mean when you state, “Frozen Meals Licensing Income approximates our Income (loss) from operations” as this is not apparent from the financial information in Unaudited Pro Forma Condensed Combined Statements of Operations, which you reference in your response.

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Response: In response to the Staff’s comment, we have revised footnote 3 to the table in Summary Historical Financial Information of Atkins on page 25, to include a description of the reconciliation of Frozen Meals Related EBITDA to the most comparable GAAP measure, Income (loss) from operations, as reported in the “Frozen License Adjustments” column in the Pro Forma Condensed Combined Statement of Operations on pages 60 and 62. The Company has also included a table in footnote 3 that reconciles the two measures.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

4.	Staff’s comment: We note your response to prior comment 10, regarding the payments you may need to make under your tax receivable agreement, indicating that although you continue to view any future payments under the arrangement as contingent dividends, a liability for these amounts will be recognized as part of the purchase accounting applied for the business acquisition.

Please clarify whether you have further considered and found support within the specific guidance of FASB ASC 805 referenced in our prior comment, in deciding to change your proposed accounting for the arrangement, or believe other authoritative guidance would more aptly govern the accounting. Please submit your analysis of any competing authoritative guidance that you considered in formulating your view. Also advise whether your auditors have been apprised of and are in agreement with the accounting you now intend to apply.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have reconsidered paragraphs 20 and 21 of ASC 805-10-25 and the definition of “contingent consideration” under ASC 805-10-20, which states in part “an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met”. As noted in our response to prior comment 10, the TRA is an arrangement, in substance, in which the Selling Equityholders collectively agree to future distribution(s) of assets of the entity whereby the ultimate future payments, which represent net cash savings realized by the Company, may vary based on filed tax returns, material changes in relevant tax law and consequential attribute adjustments. We have reconsidered our previously articulated “contingent dividend” accounting position and agree that, because it’s not being paid proportionately to an entire class of post-acquisition shareholders, we agree that dividend accounting is not appropriate. In connection with our reconsideration, we considered the guidance around transactions that should be accounted for outside the business combination and observe that there were no pre-acquisition transactions between the parties and that the payments are being made in their entirety to acquiree shareholders.  The payments were negotiated as part of the business combination to compensate acquiree shareholders for tax attributes with uncertain values. As such, we are relying on the guidance in ASC 805-10-25-20 and 21, and agree that the TRA is most appropriately accounted for as contingent consideration based upon the definition in ASC 850-10-20 as quoted above. Contingent consideration accounting has been reflected in the Unaudited Pro Forma Condensed Consolidated Balance Sheet included in previously filed Amendment No. 2.  As previously stated in our prior comment response letter, the initial estimated fair value of the “contingent consideration” has been reflected in our initial purchase accounting and any future variances between such initial estimate and actual payments will be recognized in earnings.

We note that the Company does not currently have auditors.  However, accounting for the TRA as contingent consideration has been discussed with Ernst & Young LLP, Atkins’ auditors, and WithumSmith+Brown, PC, Conyers Park’s auditors and both are in agreement with such accounting.

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Background of the Business Combination, page 85

5.	Staff’s comment: We note your response to prior comment 11. Considering the events occurring after April 3, 2017, please clarify what the board approved on that date. For example, were drafts of various agreements available and approved on that date, or otherwise explain what the board approved on that date. Please also revise to indicate the intent of the board of directors to hold a meeting prior to mailing the definitive proxy statement to ratify the transaction documents and confirm its recommendation that stockholders approve and adopt the merger agreement. Please also disclose the facts and circumstances of the meeting, including its date, the individuals involved, and the outcome, when such information is available.

Response: In response to the Staff’s comment, we have revised the disclosure on page 89 to clarify what the board of Conyers Park approved at their April 3, 2017 meeting. We have also revised the disclosure on page 89 to disclose that the board of Conyers Park met on June 2, 2017 to ratify the Merger Agreement and transactions contemplated thereby, and to confirm its recommendation that stockholders approve and adopt the Merger Agreement.

Material U.S. Federal Income Tax Consequences to Conyers Park Common Stockholders and Warrant Holders, page 92

6.	Staff’s comment: We note your response to prior comment 14 and the tax opinion filed as Exhibit 8.1. Your exhibit 8.1 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel and that disclosure must clearly identify and articulate the opinion being rendered. In this regard, the short-form opinion appears limited to the discussion beginning on page 95 entitled “Tax Consequences of the Parent Merger.” However, we note material tax consequences appear disclosed in other parts of the tax section, such as on page 94 as to whether or not each share and warrant will be treated as separate instruments or an integrated instrument. Please revise your short-form opinion and tax disclosure to opine on all of the material federal tax consequences, and state clearly in your prospectus that the disclosure of the material federal income tax consequences is the opinion of counsel. Refer to Sections III.B.2. and III.C.1 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

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Response: In response to the Staff’s comment, our United States tax counsel, Kirkland & Ellis LLP, has revised its tax opinion, and refiled the same as Exhibit 8.1, so that it now covers all the material federal tax consequences. Specifically, the opinion has been revised to state that the statements set forth in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations to Conyers Park Common Stockholders and Warrant Holders,” insofar as they address the material U.S. federal income tax considerations for beneficial owners of Conyers Park common stock and Conyers Park warrants of (i) electing to have their Conyers Park common stock redeemed for cash if the acquisition is completed, (ii) the Business Combination, and (iii) the ownership and disposition of Simply Good Foods common stock and Simply Good Foods warrants, and discuss matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute its opinion (based on and subject to certain assumptions, qualifications and limitations and certain representations by us). You’ll note that the italicized language above matches all of the items delineated in the introductory paragraph to the tax disclosure. We have also revised the tax disclosure to clarify that the disclosure reflects the opinion of counsel. Specifically, the first sentence of the tax disclosure (beginning on page 95) has been revised to state “In the opinion of Kirkland & Ellis LLP, United States tax counsel to Conyers Park, based on, and subject to, customary assumptions, qualifications and limitations as well as representations of Conyers Park and Simply Good Foods, the material U.S. federal income tax considerations for beneficial owners of our Conyers Park common stock and Conyers Park warrants of (i) electing to have their Conyers Park common stock redeemed for cash if the acquisition is completed, (ii) the Business Combination, and (iii) the ownership and disposition of Simply Good Foods common stock and Simply Good Foods warrants are set forth below.”

7.	Staff’s comment: We note your disclosure that “while the issue is not free from doubt, because each share of Conyers Park common stock and a warrant that compose a unit, as well as each share of Simply Good Foods common stock and a warrant that compose unit, are separable at the option of the holder, the following discussion assumes that each such share and warrant will be treated . . . as separate instruments . . . . No assurance can be given, however, that the IRS would not assert, or that a court would not sustain a contrary position.” It appears from this that your tax counsel has significant doubt about the tax consequences of the investment in a unit such that it cannot give a “will” opinion. As such, please explain.

•	The various legal theories that the IRS could potentially assert to challenge the tax treatment of the common stock and a warrant that compose a unit as separate instruments; and

•	The degree of uncertainty espoused by “[w]hile not free from doubt,” but “no assurance can be given.” For example, is an IRS challenge to the tax treatment of the investment in a unit possible but highly unlikely, or more likely than not.

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For more guidance see Section III.C.4 and FN44-45 thereof of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: In response to the Staff’s comment, we have revised the third paragraph of the tax disclosure (beginning on page 96) to state that each share and warrant composing a unit should be treated for U.S. federal income tax purposes as separate instruments and the unit itself should not be treated as an integrated instrument. We have also revised the disclosure in that paragraph to describe certain authorities that suggest a potential contrary treatment (noting a key difference in facts between those authorities and the units at issue), and how the tax consequences described in the disclosure would differ for certain beneficial owners of units if such contrary treatment were to apply.

8.	Staff’s comment: Please revise the tax opinion such that it does not assume the tax consequences at issue. The author of the opinion must opine on the material tax issues. For example:

•	On page 94 you disclose that “because each share of Conyers Park common stock and a warrant that compose a unit, as well as each share of Simply Good Foods common stock and a warrant that compose unit, are separable at the option of the holder, the following discussion assumes that each such share and warrant will be treated . . . as separate instruments”; or

•	On page 96 you disclose that “[i]t is intended that the exchange . . . will constitute a tax-deferred transaction pursuant to Section 351 of the Code, or that the parent merger will constitute a tax-deferred ‘reorganization’ under Section 368 of the Code . . . .” You then discuss the tax consequences “[i]f the exchange is tax-deferred pursuant to Section 351 or Section 368. . . .” As the tax treatment appears to depend on the legal conclusion of whether the exchange is a tax-deferred transaction pursuant to Section 351 of the Code, or that the parent merger will constitute a tax-deferred “reorganization” under Section 368 of the Code, then the author must opine on these matters as part of its tax opinion and they cannot be assumed.

Refer to Section III.C.3 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: In response to the Staff’s first comment, please see our response to the Staff’s comment 7 above, describing the changes we have made to the third paragraph of the tax disclosure (beginning on page 96), regarding the treatment of the common stock and warrant making up a unit as separate instruments. In response to the Staff’s comment regarding the tax treatment of the Business Combination, we have revised the disclosure in the first paragraph under the section headed “Tax Consequences of the Parent Merger” (beginning on page 98) to state that “The exchange by U.S. Holders of Conyers Park common stock for common stock of Simply Good Foods pursuant to the Parent Merger, in combination with the exchange by the Sellers of their common stock in Atkins pursuant to the Business Combination, will constitute a tax-deferred transaction pursuant to Section 351 of the Code…”. In addition, we have expanded the discussion in the second paragraph to state that the warrants “becoming exercisable into shares of Simply Good Foods common stock should not be treated for U.S. federal income tax purposes as giving rise to an exchange of the warrants for new warrants,” and we have also included a discussion of how the tax consequences would differ for certain beneficial owners of warrants if contrary treatment were to apply to the warrants.

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In addition, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ David J. West
David J. West

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP

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